

RECEIVED
DEC 07 2005
156

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K/A



05074087

(Mark One)

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended June 30, 2004

OR

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED) for the transition period from __________ to __________

Commission file number: 000-51514

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Equitable Federal Savings Bank of Grand Island Employees' Savings and Profit Sharing Plan and Trust

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Equitable Financial Corp.
113-115 North Locust Street
Grand Island, NE 68801

REQUIRED INFORMATION

Item 1-3. The Equitable Federal Savings Bank of Grand Island Employees' Savings and Profit Sharing Plan and Trust (the "Plan") is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA") and files plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. The Plan is filing such financial statements and schedules in lieu of the financial statements required by these Items, as permitted by Item 4. Pursuant to Section 103(c) of ERISA, and the regulations thereunder, the Plan is not required to file audited financial statements, because the Plan has fewer than 100 participants.

Item 4. Pursuant to Section 103(c) of ERISA, and the regulations thereunder, the Plan is not required to file audited financial statements, because the Plan has fewer than 100 participants. At the time the Annual Report on Form 11-K was filed, the Plan's Summary Annual Report was not yet available. The Plan's Summary Annual Report is now available and filed herewith.

SUMMARY ANNUAL REPORT

SUMMARY ANNUAL REPORT

EQUITABLE FEDERAL SAVINGS BANK

This is a summary of the annual report for the Equitable Federal Savings Bank of Grand Island 401(k) PS Plan, EIN 47-0151910, Plan No. 001, for the period July 01, 2003 through June 30, 2004. The annual report has been filed with the Employee Benefits Security Administration, U.S. Department of Labor, as required under the Employee Retirement Income Security Act of 1974 (ERISA).

Basic Financial Statement

Benefits under the plan are provided through an insurance contract. Plan expenses were $24,327. These expenses included $280 in administrative expenses and $24,047 in benefits paid to participants and beneficiaries. A total of 63 persons were participants in or beneficiaries of the plan at the end of the plan year, although not all of these persons had yet earned the right to receive benefits.

The value of plan assets, after subtracting liabilities of the plan, was $1,095,125 as of July 01, 2003, compared to $1,460,826 as of June 30, 2004. During the plan year the plan experienced a change in its net assets of $365,701.
This change includes unrealized appreciation and depreciation in the value of plan assets; that is,the difference between the value of the plan's assets at the end of the year and the value of the plan's assets at the beginning of the year or the cost of assets acquired during the year. The plan had total income of $390,028 including earnings from investments of $128,162.

Your Rights to Additional Information

You have the right to receive a copy of the full annual report, or any part thereof, on request. The items listed below are included in that report:

1. financial information;
2. insurance information, including sales commissions paid by insurance carriers;
3. information regarding any common or collective trusts, pooled separate accounts, master trusts or 103-12 investment entities in which the plan participates.

To obtain a copy of the full annual report, or any part thereof, write or call Equitable Federal Savings Bank Of Grand Island 113-115 N. Locust St. Grand Island, NE 68801, (308) 382-3136.

You also have the right to receive from the plan administrator, on request and at no charge, a statement of the assets and liabilities of the plan and accompanying notes, or a statement of income and expenses of the plan and accompanying notes, or both. If you request a copy of the full annual report from the plan administrator, these two statements and accompanying notes will be included as part of that report.

You also have the legally protected right to examine the annual report at the main office of the plan (Equitable Federal Savings Bank Of Grand Island 113-115 N. Locust St. Grand Island, NE 68801) and at the U.S. Department of Labor in Washington, DC., or to obtain a copy from the U.S. Department of Labor upon payment of copying costs. Requests to the Department should be addressed to: Public Disclosure Room, Room N1513, Employee Benefits Security Administration, U.S. Department of Labor, 200 Constitution Avenue, N.W., Washington, D.C. 20210.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on the Plan's behalf by the undersigned hereunto duly authorized.

Date: 12/6, 2005

Equitable Federal Savings Bank of Grand Island Employees' Savings and Profit Sharing Plan and Trust



Plan Administrator

00266515.DOC